

Financial Statements

Shire Civics Co.

For the period from inception to October 18, 2022

Prepared on

October 18, 2022

Table of Contents

Balance Sheet

As of October 18, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Brex Cash Account - Primary Cash Account (8260) - 2	-500.00
Mercury Checking	1,670.14
Total Bank Accounts	**1,170.14**
Total Current Assets	**1,170.14**
Fixed Assets	
Furniture & fixtures	153.31
Total Fixed Assets	**153.31**
Other Assets	
Licenses held	33.00
Total Other Assets	**33.00**
TOTAL ASSETS	**$1,356.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	24,254.25
Total Accounts Payable	**24,254.25**
Other Current Liabilities	
Payroll wages and tax to pay	
Wages to pay	22,658.40
Total Payroll wages and tax to pay	**22,658.40**
Total Other Current Liabilities	**22,658.40**
Total Current Liabilities	**46,912.65**
Long-Term Liabilities	
Long-term loans from shareholders	44,441.34
Total Long-Term Liabilities	**44,441.34**
Total Liabilities	**91,353.99**
Equity	
Common stock	
Founder Equity	60.00
Total Common stock	**60.00**
Retained Earnings	-637.46
Net Income	-89,420.08
Total Equity	**-89,997.54**
TOTAL LIABILITIES AND EQUITY	**$1,356.45**

Income Statement

	Total
INCOME	
Uncategorized Income	1,000.00
Total Income	**1,000.00**
GROSS PROFIT	**1,000.00**
EXPENSES	
Advertising & marketing	1,209.57
Listing fees	383.64
Social media	1,112.05
Website ads	9.16
Total Advertising & marketing	**2,714.42**
Commissions & fees	4,068.74
Contract labor	33,166.15
Contributions to charities	1,907.11
General business expenses	23.11
Bank fees & service charges	125.35
Continuing education	141.00
Memberships & subscriptions	16.99
Total General business expenses	**306.45**
Interest paid	8.56
Legal & accounting services	3,337.00
Accounting fees	15.51
Legal Fees	1,722.99
Total Legal & accounting services	**5,075.50**
Meals	
Travel meals	26.35
Total Meals	**26.35**
Office expenses	
Merchant account fees	372.70
Office supplies	40.64
Shipping & postage	318.83
Small tools & equipment	105.68
Software & apps	5,831.33
Total Office expenses	**6,669.18**
Payroll expenses	761.83
Salaries & wages	52,740.52
Total Payroll expenses	**53,502.35**
Supplies	413.71
Taxes paid	
Payroll taxes	734.40
Total Taxes paid	**734.40**
Travel	921.35
Taxis or shared rides	47.75
Vehicle rental	591.05

	Total
Total Travel	**1,560.15**
Utilities	
Electricity	338.00
Internet & TV services	298.72
Total Utilities	**636.72**
Total Expenses	**110,789.79**
NET OPERATING INCOME	**-109,789.79**
OTHER INCOME	
Contributions revenue	1,784.00
Crowdfunding	18,520.44
Total Contributions revenue	**20,304.44**
Credit card rewards	428.06
Interest earned	12.35
Total Other Income	**20,744.85**
OTHER EXPENSES	
Reconciliation Discrepancies	13.52
Vehicle expenses	
Parking & tolls	56.25
Vehicle gas & fuel	287.37
Vehicle wash & road services	18.00
Total Vehicle expenses	**361.62**
Total Other Expenses	**375.14**
NET OTHER INCOME	**20,369.71**
NET INCOME	**$ -89,420.08**

Statement of Cash Flows

January 1 - October 18, 2022

	Total
OPERATING ACTIVITIES	
Net Income	-89,420.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	24,254.25
Samantha Capital One	-69.00
Payroll wages and tax to pay:Wages to pay	22,658.40
Long-term loans from shareholders	42,641.34
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**89,484.99**
Net cash provided by operating activities	**64.91**
INVESTING ACTIVITIES	
Furniture & fixtures	-153.31
Licenses held	-33.00
Net cash provided by investing activities	**-186.31**
FINANCING ACTIVITIES	
Common stock:Founder Equity	60.00
Net cash provided by financing activities	**60.00**
NET CASH INCREASE FOR PERIOD	**-61.40**
Cash at beginning of period	1,231.54
CASH AT END OF PERIOD	**$1,170.14**

Statement of changes in Members' Deficit

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
Beginning Balance, January 21, 2022	-	$ -	$ -	$ -	$ -
Contributon	6,000,000	$ 60.00	$ -	$ -	$ 60.00
SAFE Notes		$ -	$ -	$ -	$ -
Other comprehensive gain/(loss)		$ -	$ -	$ -	$ -
Net income		$ -	$ -	$ (89,420.08)	$ (89,420.08)
Ending Balance, October 18, 2022	6,000,000	$ 60.00		$ (89,420.08)	$ (89,420.08)

Notes to the Financial Statements

1. ORGANIZATION AND PURPOSE

Shire Civics Co. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a Software as a Service (SaaS) communications platform for political organizations and nonprofits, and derives revenue from product subscriptions and non-equity contributions from political donors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting
The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year
The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents
Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

d) Legal Fees
Legal fees consist of legal services provided for the creation of the Company, general operations and compliance, and equity financing.

e) Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) Accrued Expenses
The Company accrues for sales taxes, payroll liabilities, and other miscellaneous accruals.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of *ASC Section 855-10, Subsequent Events.*

4. INTANGIBLE ASSETS

The Company holds domain names and software code for which no value has been assigned as of October 18, 2022.